SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUER

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

FOCUS ENTERTAINMENT INTERNATIONAL, INC.

(Name of small business issuer in its charter)

Florida	58-2330633
(State or other jurisdication of incorporation or organization)	(I.R.S. Employer Identification No.)

505 Peachtree Street, Atlanta, Georgia	30308
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number: (404) 253-1112

Securities registered under Section 12(b) of the Exchange Act: None

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, par value $0.001

(Title of class)


ITEM 1. DESCRIPTION OF BUSINESS.

Corporate History

Focus Entertainment International, Inc. (the "Company") was incorporated under the laws of the State of Florida on February 19, 1991. From inception to April 1997, the Company was in the development stage and was seeking a viable business to acquire. On November 13, 1996, the Company amended its Articles of Incorporation to increase the authorized capital to 50,000,000 shares of Common Stock, $0.001 par value. In April 1997, the Company acquired all of the outstanding shares of 9 1/2 Weeks, an Adult Fantasy Store, Inc., a Georgia corporation ("9 1/2 Weeks"), in exchange for 4,000,000 shares of the Company's common stock. 9 1/2 Weeks operates stores in the state of Georgia which specialize in adult entertainment. Specifically, these stores rent and sell adult videotapes, sell marital aids, lotions, novelties, adult magazines, clothing, and lingerie, and offer on-premises video viewing booths (referred to herein as "adult fantasy stores"). In July 1997, the Company acquired all of the outstanding shares of Morrison Distributors, Ltd., a Georgia Corporation, for 600,000 shares of the Company's Common Stock. Morrison Distributors, Ltd. is located in the Company's offices and provides purchasing, distribution and warehousing facilities for the Company's stores. On April 29, 1997, the Company amended and restated its Articles of Incorporation to, among other things, define the Company's purpose, remove references to the Florida Close Corporations Act, change the Company's registered agent and insert a statement that shareholders are not entitled to preemptive subscription rights. On May 6, 1998, 9 1/2 Weeks amended its Articles of Incorporation to change its name to "Midtown Visuals, Inc." ("Midtown").

As of September 21, 1999, the Company was operating ten adult fantasy stores in the metropolitan Atlanta area, with the newest store opening in July 1999. In addition, the Company operates a boxing division under the name "Biggs Morrison Boxing."

The Company has formed Georgia limited liability companies (the "Operating Subsidiaries") to own and operate most of its adult fantasy stores. In most cases, the Company has raised the initial capital to fund the development costs of a store by selling minority interests in an Operating Subsidiary, formed to own the store, to affiliated and unaffiliated investors. The Company has also repurchased a significant number of minority interests in its Operating Subsidiaries. Set forth below is a list of each of the Operating Subsidiaries, together with the percentage interest owned by the Company, the percentage interest owned by affiliates of the Company, and the percentage interest owned by nonaffiliates of the Company (as of June 30, 1999):

Operating Subsidiary	Percentage Ownership of Company	Percentage Ownership of Affiliates	Percentage Ownership of Nonaffiliates
Innovative Visuals, LLC	50.1%	9.9%	40%
N.Y. Video, LLC	55.05%	15%	29.95%
Exciting Visuals, LLC	58.33%	16.67%	25%
Northside Visuals, LLC	85.521%	10.312%	4.167%
Unique Visuals, LLC	86.172%	2.325%	11.503%
Fantastic Visuals, LLC	51.25%	6.25%	42.5%
Creative Visuals, LLC	100%	--	--
Federal Visuals, LLC	95%	--	--
Cheshire Visuals, LLC	100%	--	--

The Company's administrative offices are located at 505 Peachtree Street, Atlanta, Georgia 30308, and its telephone number is (404) 253-1112. The fax number is (404) 815-3006.

Adult Fantasy Stores

The Company markets and sells the concepts of fantasy, entertainment and "safe sex", while emphasizing the objective of "safe sex," to increase name recognition, sales and a loyal customer base. The Company's primary operations are adult fantasy stores which retail adult videos, marital aids, lotions, novelties, magazines, provocative clothing, and lingerie, and contain adult viewing booths. The Company's stores, presently located in the metropolitan Atlanta area, operate under the names "Inserection," "Heaven," "New York Video" and "Waterpipe World."

The Company capitalizes on the growing market for adult entertainment and products by by offering a wide variety of adult merchandise in upscale stores which are strategically located. Each store is operated through a limited liability company, which is either wholly or partially owned by Midtown, with the exception of one store in metropolitan Atlanta which is operated directly by the Company. The stores are targeted to sell to an above-average income customer base. Store locations are chosen on the basis of multiple factors, including: demographics, population density, physical barriers (freeways, rivers), psychological barriers (high-crime areas), traffic counts, accessibility and visibility.

During the past four and one-half years, the Company has opened ten locations in metropolitan Atlanta. The Company intends to strengthen its position in the metropolitan Atlanta area by expanding its Georgia operations. Management believes the Company can leverage its existing strengths to find new, desireable, appropriately zoned locations, or acquire existing operators. During the next five years, the Company plans to expand its retail outlets, via new stores and acquisitions of existing adult bookstores, adult fantasy stores, and adult novelty stores, throughout the Southeastern United States. The Company's plan calls for 12 stores by the end of the fiscal year ended June 30, 2000, and 18 stores by the end of the fiscal year ended June 30, 2001.

The Company's adult fantasy stores offer the following products and services: The adult fantasy market includes the following product-markets: Adult video rental and sales; Adult viewing booths; Adult products that are designed to improve the sex life and promote safe sex; Boudoir lingerie and leather products; Adult theme magazines, books, cards, CD-ROMs; and electronically distributed live entertainment.

The Company's adult fantasy stores primarily target 21 to 50 year old males and females with above-average discretionary income. The Company also targets couples by suggesting its products can enhance their relationships. Further, the Company advertises to the gay and lesbian community, in part by emphasizing products which are conducive to "safe-sex" practices.

The Company manages its retail business using an "integrated quality systems" approach based on a "hub and spoke" model of distribution which centralizes the warehousing and ticketing of products. Once products have been processed at the central warehouse, they are shipped to each of the stores. Management believes this model is unique in the industry, and enables the Company to maintain product-line flexibility while maintaining low costs.

Industry Overview

The market for the Company's products is substantial. During the 1980's, the availability of adult movies on videocassette and on cable television, as well as the huge growth in telephone sex services, shifted the consumption of adult fantasy products and services from seedy movie theaters and bookstores into the home. As a result, most of the profits being generated by adult products and services today are being earned by businesses not traditionally associated with the adult fantasy sex industry - "mom and pop" video stores, long-distance carriers, cable companies, and hotel chains that supply in-room adult movies to their guests. The Company expects the trend to home consumption of adult entertainment to continue.

According to the November 1997 issue of Adult Video News, an industry trade publication, the number of adult video rentals rose from 75 million in 1985 to 490 million by the end of 1992. The total climbed to 665 million, an all time high, in 1996. The same issue of Adult Video News estimated that adult video rental market in the United States constituted 13.3% of the total video rental market, and accounted for $3.1 billion in total annual revenues, with above-average profitability. For example, a popular Hollywood movie on videotape may cost a retailer approximately $60 or more per tape and rent for approximately $3 per night. A new adult release, by comparison, may cost approximately $15 per tape and rent for approximately $4 a night.

The general market for adult products, which includes adult toys, lingerie, magazines, and video has been estimated at over $11 billion in the Unites States, and management believes the market is becoming more mainstream, both in terms of social acceptability and accessability. The Company's existing stores have been successful in both urban and suburban sub-markets in Atlanta.

During 1996, Americans spent more than $8 billion on adult videos, peep shows, adult cable programming, adult computer programs, and sex magazines. Despite having some of the toughest restrictions on sexually explicit materials of any Western industrialized nation, the United States is now the world's leading producer of adult entertainment, producing adult videos at the rate of about 150 new titles a week.

Business Strategy

Because the adult industry continues to become more acceptable, management believes there is an opportunity for earning strong profits through the implementation of the Company's growth strategy. By placing multiple locations in various cities, the Company has the opportunity to dominate its fragmented competition. In the past, local municipalities have made their adult zoning requirements more restrictive after the Company has entered the market, thus, entrenching the Company existing locations. By entering a market and building multiple locations as quickly as possible, management believes the Company can dominate the adult market throughout the Southeast United States.

The Company is currently utilizing a "turn-key focus" strategy, which commits its management, personnel, operations systems, and site selections to growing the Company's business at the corporate level. Management believes that by focusing human and physical capital at the corporate level, the Company will be able to expand quickly and consistently in retail, electronic and adult fantasy markets. This strategy builds on the perceived strengths of the Company's existing operations in Atlanta, which management believes include the following:

1. Development of a retail model for the distribution of adult entertainment and products through clean, attractive locations in stores placed in areas with above-average income;

2. Continuously striving for new concepts which have a high probability of improving the Company's management, marketing, distribution and competitiveness;

3. A comprehensive line of products which enhance the lives of its customers and encourage "safe sex" practices.

4. A well designed and implemented information system which enables the Company to achieve maximum flexibility in meeting customer demand, while minimizing inventory, handling, and other costs.

5. Development of a "turn-key" system which allows for the rapid build-out of new stores capable of achieving "above-industry" profit margins. These systems include a centralized purchasing process, rapid product distribution, and company-wide marketing and promotion.

As the Company expands, management intends to build a state-of-the-art distribution and warehousing facility to service the Southeastern United States. Management believes such a facility will help the Company maintain its ability to offer the most popular, and broadest array of products for its customers.

Management also intends to expand the Company's operations through the electronic distribution of adult products and services. Management believes the Company can use the Internet to offer services such as live streaming video, downloadable high-resolution images, chat rooms and free e-mail for customers. To date, the Company's efforts relating to the use of the Internet as a marketing tool have been unsuccessful. However, the Company is actively developing a business model which will enable it to offer a variety of products and services over the Internet to customers throughout the world.

Competition

Competition in both the video and non-video adult fantasy markets is largely fragmented. Small independent stores account for a large number of the total outlets that focus on adult entertainment. There are few strong competitors that offer a complete line of products and services in the United States. These outlets consist of:

    Nationwide video outlets, such as The Warehouse, Tower Video, Palmer Video and Movies Unlimited, which target the mass video market and carry a small section of cable-cut adult titles;
    Small "mom and pop" video stores, which often carry a more complete line of adult entertainment titles, but which are not part of a large buying and distribution system;
    Convenience stores which may carry a limited number of adult entertainment titles;

There are also a substantial number of competitors in the non-video adult product markets, including:

    National chains, such as Deja Vu, Metro and General Video of America;
    Small independent stores retailing lingerie, condoms, and adult products;
    Full-line general newspaper and magazine stores;
    On-line Internet World Wide Web sites that target adult products on the Internet.

Future technological developments in the delivery of video by cable or the Internet may one day create competition with the traditional rental of video tapes, including adult video tapes. However, to date such technologies do not present meaningful competition to the Company.

Management believes the fragmented nature of the competition provides an excellent opportunity for the Company to leverage its strengths and employ its "turn-key" growth strategy in order to sustain long-term viability and above industry-average profit margins, in part by capitalizing on smaller, less efficient operators. Because the Company is larger than the majority of its competitors, products are purchased in bulk quantities, resulting in lower costs and either increased sales or higher margins depending on the particular product or approach which is deemed to be most appropriate for each location. In addition, the Company's size enables it to successfully compete by offering the latest videos and carrying a wider selection of non-video adult products than its competitors. The Company's profitability and its compensation packages have also been integral in its ability to afford a well educated, highly effective management team, as well as allow for the development of a state of the art data processing ("EDP") system which enhances the acquisition and distribution of inventory.

Management believes the Company has the infrastructure in place to:

1. Target new locations for growth where there is little direct competition. This includes new retail outlets as well as state-of-the-art electronic distribution via an Internet World Wide Web site and cable television.

2. Acquire under-capitalized or mismanaged, independently owned stores that are properly zoned and have an advantageous physical location, transforming them to meet the Company's high operational and management standards. While no formal studies exist of profitability in the Company's industry, management believes that the Company has one of the highest sales per square foot and profit margins within the adult fantasy and novelty store industry.

3. Utilize the "turn-key" system to convert existing "mom-and-pop" stores to a franchise-type operation, under which the Company would train and assist the operators in store design, layout and location, and enable the operator to realize savings in marketing and purchasing dollars. In return, the Company would receive a franchising fee and a percentage of sales revenue.

Marketing and Advertising

The Company has worked to change the way consumers view adult-related products and has made access to these products easier. At the heart of the Company's marketing and advertising campaign is the educational theme that "safe sex saves lives," and the Company is committed to providing customers with products which are "safe-sex" oriented. The Company strives to sustain an image of a clean, exciting store that exists to help to its customers improve their love lives and relationships. The Company actively searches for store locations in areas with demographics which are more affluent than those in which adult entertainment stores have typically located. In addition, the Company has designed its stores to be more appealing to an affluent customer base than its competitors, including better interior furnishings and fixtures.

The Company's advertising is focused on building brand recognition for its service mark "Inserection." The Company reaches its target audiences by advertising in both the print and radio media, and through sponsoring visits of major adult film stars to its stores. These visits allow customers to meet and talk with the stars of adult videos.

Boxing Division

The Company also operates a division known as "Biggs Morrison Boxing," which promotes a monthly slate of boxing matches in Atlanta, Georgia. Revenues from the Company's boxing division constitute less than 1% of the total revenues of the Company.

Adult Entertainment Network

The Company is currently exploring the creation of an Adult Entertainment Network ("AEN"), which will market, promote, exploit and sell adult content/product utilizing the Internet. As envisioned by the Company, the AEN will include:

    the "net-casting" of adult movies and shows;
    adult entertainment news, providing information and updates on actors and actresses, gossip, and interviews, among other things;
    an adult game show;
    reviews of adult movies and products;
    live Internet events;
    online commerce in adult products.

To date, the Company has not generated any revenues from the AEN and has spent only minor sums exploring the development of the AEN. The Company cannot predict when, if ever, the AEN will commence operations.

Trademarks

The Company has obtained federal service mark approval for the name "Inserection." The Company plans to utilize the service mark "Inserection" in the development of future stores in order to build brand awareness. The Company has also applied for federal service mark approval for "Heaven," "New York Video" and "Water Pipe World."

Government Regulation

The Company experiences significant government regulation at the state and local level. At the local level, most cities and counties have zoning ordinances which either explicitly prohibit retail establishments of the type operated by the Company, or which contain procedures for community opposition and input which make zoning approval an expensive, time-consuming process. On the other, the Company has found that stores that experience significant community opposition perform better than those which do not, primarily as a result of publicity generated during the zoning approval process. As a result of zoning restrictions, the Company will not be able to locate its stores in many locations which its experience shows would be profitable. See "Legal Proceedings."

Some states and localities have statutes or ordinances which prohibit the sale or rental of products normally offered the Company at its stores. For example, the State of Georgia prohibits the sale of any product designed to stimulate ones genitalia. See "Legal Proceedings."

Employees

As of October 1, 1999, the Company employed a total of 121 employees, of which 82 were full-time and the balance were part-time.

Other Matters

The Company does not depend on any one supplier for a material portion of the products offered by the Company. The Company has not spent a material amount on research and development activities in the past two years. The Company does not require government approval to market any of its products or services. See "Item 1. Business -- Government Regulation."

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Certain statements in this General Form For Registration Of Securities Of Small Business Issuer on Form 10-SB, particularly under this Item 2, may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements, expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed herein. The words "believe", "expect", "anticipate", "seek" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made.

Results of Operations

Revenues

For the fiscal year ended June 30, 1999, the Company had net sales of $13,112,756, as compared to net sales in the fiscal year ended June 30, 1998 of $13,187,133, a decrease of $74,377, or .56%. The Company opened two new locations in Atlanta in February 1998 and August 1998 and closed an unprofitable location in Florida in May 1998. The net gain of one store allowed the Company to maintain steady revenues even though its' inner-city locations suffered an overall 19% reduction in net sales. This decrease is attributed to a 16.11% net reduction in video viewing booth revenues and a 21.66% reduction in video sales and rental revenues from those inner-city locations. Management believes the decrease is primarily attributable to increased price competition in the Metropolitan Atlanta area. The decrease in video sales has been partially offset by increases in rental revenues and product sales.

Cost of Goods Sold

For the fiscal year ended June 30, 1999, cost of goods sold were $3,368,804, as compared to cost of goods sold in the fiscal year ended June 30, 1998 of $3,596,713, a decrease of $227,909, or 6.34%. As a percentage of net sales, cost of goods sold decreased from 27.3% to 25.7% from 1998 to 1999. Cost of goods sold as a percentage of net sales decreased as a result of two factors. The Company has been able to purchase a much larger portion of its product and videos directly from the manufacturers rather than distributors. In addition, the closing of the Florida location eliminated the cost of shipping product from Atlanta to Ft. Lauderdale.

Gross Profit

Despite the drop in net sales from 1998 to 1999, the gross profit for the fiscal year ended June 30, 1999 increased to $9,743,952 from $9,590,420 in the fiscal year ended June 30, 1998. As a percentage of sales, gross profit increased to 74.3% in 1999 from 72.7% in 1998. The increase in gross profit in 1999 was primarily attributable to the reduction in cost of goods sold as described above, although it was somewhat offset by a reduction in margins in some product lines due to competitive pressures.

General & Administrative Expenses

For the fiscal year ended June 30, 1999, general and administrative expenses were $6,238,662, as compared to $7,166,251 in the fiscal year ended June 30, 1998, a decrease of $927,589, or 12.94%. As a percentage of net sales, general and administrative expenses decreased from 54.3% to 47.6% from 1998 to 1999. The decrease in general and administrative expenses was primarily the result of a net 11% reduction in employment related costs, which is largely attributable to a 50% reduction in base salary of certain officers and key employees in April 1998, and the outsourcing of certain janitorial, maintenance, and warehousing jobs beginning in February 1998. In addition, the Company experienced a 35.9% reduction in repairs and maintenance expense, and a 36.8% reduction in legal and professional costs, which was primarily attributable to the settlement or disposition of various legal actions during the previous year.

Financial Income net of Financial Expenses

In the fiscal year ended June 30, 1999, financial income net of financial expenses decreased by $206,084, from a gain of $67,586 in the fiscal year ended June 30, 1998 to a loss of $138,498 in 1999. The loss in 1999 was primarily the result of a loss of $174,509 recognized on a receivable and equity investment in an adult fantasy location in Honolulu, Hawaii controlled by the company's majority stockholder, a net gain on the sale of assets of $90,379 from the closing of the Company's Ft Lauderdale, Florida location, and insurance proceeds of $50,000 received as a settlement for damages related to trademark infringement lawsuit.

Income Taxes

In the fiscal year ended June 30, 1999, the Company incurred income tax expense of $781,521, as compared to income tax expense of $343,252 in the fiscal year ended June 30, 1998, an increase of $438,269, or 128%. The increase is primarily attributable to increased income from operations during the year ended June 30, 1999. As of June 30, 1999 and 1998, the Company had Deferred Income Taxes of $25,000 and $4,000, respectively. Statement of Financial Accounting Standards No. 109 requires a valuation allowance to be recorded when it is more likely than not that some or all of the deferred tax assets of a company will not be realized. At June 30, 1999, no valuation allowance was recorded against the deferred tax asset because the Company determined from its projections that it is more likely than not that future taxable income will be sufficient to realize the deferred tax asset.

Net Income

In the fiscal year ended June 30, 1999, the Company had net income of $1,432,658, compared to net income of $1,169,016 in the fiscal year ended June 30, 1998, an increase of $263,642, or 22.6%. Even though net sales decreased during fiscal 1999, the Company's net income increased as a result of improvements in the Company's gross margins as well as progress in reducing general and administrative expenses.

Liquidity and Capital Resources

As of June 30, 1999, the Company had net working capital of $1,333,233, compared to net working capital of $299,730 as of June 30, 1998, an increase of $1,033,503. As of June 30, 1999, the Company's long-term debt was $368,512, of which $138,348 was held by the Company's majority stockholder, as compared to long-term debt of $545,988 at June 30, 1998. During the year ended June 30, 1999, the Company concentrated on improving and consolidating its long-term financial position rather than opening new store locations, as the Company experienced a net increase of only one new store during the fiscal year. As a result, the Company significantly reduced both current liabilities and long-term debt, and significantly reduced the minority interests in its Operating Subsidiaries. The improvements in the Company's balance sheet in fiscal 1999 should improve the long-term profitability of the Company's current operations and position the Company for future sustained growth.

The Company funds its short-term working capital needs, including the purchase of video and other inventory, primarily through cash from operations. The Company expects that cash from operations and extended vendor terms will be sufficient to fund future video and other inventory purchases and other working capital needs for its existing locations. As a part of its growth strategy, however, the Company requires greater working capital to fund the costs of new store openings. There can be no assurance that cash from operations and extended vendor terms will be sufficient to fund future video and other inventory purchases and other working capital to sustain the continued growth of the Company.

The Company's primary long-term capital needs are for opening and acquiring new locations. The Company expects to fund such needs through cash flows from operations, the net proceeds from the possible sale of debt or equity securities, bank credit facilities, trade credit, and equipment leases.

Quantitative and Qualitative Disclosure about Market Risk

The Company's market risk sensitive instruments do not subject it to material risk exposures. The carrying value of the Company's debt approximates fair value at June 30, 1999 and 1998. The carrying value of the Company's notes receivable approximate fair market value at June 30, 1999 and 1998.

Year 2000

The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer systems that uses time-sensitive software programming may recognize a date using "00" as the year 1900 rather than the year 2000, which could result in miscalculations or system failures.

The Company has completed an assessment of all of its information technology systems, related computer applications, and any embedded systems contained in the Company's buildings, equipment, and other infrastructure and has determined that it is ready for the Year 2000. Substantially all of the Company's hardware and software systems have been verified as being Year 2000 compliant.

The Company has important and material relationships with a number of its vendors and suppliers and has obtained verification from these third parties that they expect to be Year 2000 compliant in time. However, if the Company's vendors and suppliers are unable to resolve such processing issues in a timely manner, it could result in material financial risk to the Company.

Management has determined that the costs of addressing potential problems are not expected to have a material adverse impact on the Company's financial position, results of operations, or cash flows in future periods. The worst case scenario for the Company would be the failure of its stores' point-of-sale systems. The Company is in the process of developing back-up systems that do not rely on computers in response to this unlikely event.

ITEM 3. DESCRIPTION OF PROPERTY.

The Company owns one piece of real estate at 932 Montreal Court, Clarkston, Georgia 30021. The Company purchased the property for $266,000. The property is subject to a mortgage in the original principal amount of $225,000 which is held by the prior owners of the property. The mortgage bears interest at the rate of 10% per annum, and requires monthly payments of principal and interest sufficient to amortize the loan over 25 years. On June 16, 2003, the interest rate increases to 4% over the prime rate. The only tenant of the building is Innovative Visuals, LLC, an Operating Subsidiary of the Company which operates an adult fantasy store in the building.

Other than the property described above, the Company does not own any real estate or real estate mortgages. The Company's policy is to locate its stores in retail space which the Company leases. The Company seeks to lease space for at least five years at market rates for the surrounding area, with options to extend the lease term for additional years in the event the store is profitable. Because of the significant zoning issues which the Company sometimes faces in opening a store, the Company attempts, where possible, to condition any lease on the receipt of a business license to operate a store in the location.

The Company currently leases space at the following locations:
Location	Store Name	Expiration Date	Renewal Option
505 Peachtree Street, N.E. Atlanta, Georgia 30308	Inserection	June 30, 2000	5 year option
1023 W. Peachtree St. Atlanta, Georgia 30309	Inserection	January 8, 2003	5 year option
2628 Piedmont Rd. Atlanta, Georgia 30324	Heaven	June 30, 2000	5 year option
6400 Roswell Rd. Atlanta, Georgia 30328	Inserection	January 31, 2006	5 year option
7855 Roswell Rd. Atlanta, Georgia 30350	Inserection	February 28, 2006	Two 5 year options
850 Northside Dr. Atlanta, Georgia 30318	Inserection	September 30, 2006	One 5 year option; One 10 year option
6903 Londonderry Way Union City, Georgia 30291	New York Video	July 31, 2008	None
1739 Cheshire Bridge Rd. Atlanta, Georgia 30324	Inserection	November 30, 2006	Two 5 year options
932 Montreal Rd. Clarkston, Georgia 30021	Inserection	March 31, 2006	Two 5 year options
1690 Cobb Parkway Suite D Marietta, Georgia 3062	Waterpipe World	February 28, 2002	Two 4 year options
710 Marietta Street Atlanta, Georgia 30318	Subliminal Design	Month-to-month	None
997 Brady Avenue Atlanta, Georgia 30318	Corporate	May 1, 2009	5 year option

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth certain information, as of October 4, 1999, with respect to the beneficial ownership of the Company's voting securities by each person known to the Company to be the beneficial owner of more than five percent (5%) of any class of the Company's voting securities.
Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)
Common Stock	Michael S. Morrison	4,600,000	93.9

(1) Based on 4,900,000 shares outstanding.

The following table sets forth certain information, as of October 4, 1999, with respect to the beneficial ownership of the Company's Common Stock by (i) all directors of the Company (ii) each executive officer of the Company named in the Summary Compensation Table and (iii) all directors and executive officers of the Company as a group.
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(1)
Michael S. Morrison	4,600,000	93.9
Bobby Scott, Jr.	--	--
Hector A. Prieto	--	--
All Officers and Directors as a Group	4,600,000	93.9

(1) Based on 4,900,000 shares outstanding.

ITEM 5. DIRECTORS, OFFICERS, PROMOTERS AND CONTROL PERSONS

Listed below are the directors and executive officers of the Company.
Name	Age	First Year as Director	Present Positions with Company
Michael S. Morrison	31	1997	Chairman and President
Bobby Scott, Jr.	26	1998	Vice President and Director
Hector A. Prieto	37	--	Chief Operating Officer

The term of office of each director of the Company ends at the next annual meeting of the Company's stockholders or when such director's successor is elected and qualifies. No date for the next annual meeting of stockholders is specified in the Company's bylaws or has been fixed by the Board of Directors. The term of office of each officer of the Company ends at the next annual meeting of the Company's Board of Directors, expected to take place immediately after the next annual meeting of stockholders, or when such officer's successor is elected and qualifies. Except as otherwise indicated below, no organization by which any officer or director previously has been employed is an affiliate, parent, or subsidiary of the Company.

Directors are entitled to reimbursement for expenses in attending meetings but receive no other compensation for services as directors. Directors who are employees may receive compensation for services other than as director. No compensation was paid during the fiscal years ended June 30, 1999 and 1998 to directors for services in their capacity as director.

The following information sets forth the backgrounds and business experience of the directors and executive officers.

Michael S. Morrison, President and Chairman of the Board of Directors. Mr. Morrison has been the Company's President and Chairman of the board of directors since April 1997. Mr. Morrison was the founder of Midtown and has been its President since January 1995. Mr. Morrison's duties include concept creation and implementation, overseeing the development of sales programs, analysis of expansion opportunities, and warehouse distribution. From March 1991 to January 1995, Mr. Morrison was a General Manager for Wildcat Distributors, Inc., Lennox, California ("Wildcat"). Wildcat is a privately held corporation which owns a chain of adult bookstores located in California. Mr. Morrison's responsibilities with Wildcat included the supervision of Wildcat's three stores, including the hiring of management, purchasing, and accounting personnel and the development of Wildcat's sales programs. Wildcat is owned by the estate of Mr. Morrison's mother. In March 1997, Mr. Morrison was convicted of a misdemeanor for violating a Georgia law which prohibits the distribution of devices designed to stimulate the sex organs. The conviction is on appeal to the Georgia Supreme Court.

In 1995, Mr. Morrison graduated from Oglethorpe University, Atlanta, Georgia, with a bachelor's degree in Business Administration.

Bobby L. Scott, Jr., Vice President - Information Systems and Director. Mr. Scott has been a Vice President of the Company since April 1997, and a member of the Company's board of directors since May 1998. Mr. Scott was previously the Manager of Information Systems for Morrison Distributors, Ltd. Mr. Scott is responsible for inventory control and the design implementation and maintenance of the Company's computer and telecommunication systems. From May 1995 to December 1995, Mr. Scott was a Senior Application Engineer at Scientific Network Design, Inc. of Atlanta, Georgia ("Scientific"), a company co-founded by Mr. Scott. Mr. Scott's responsibilities with Scientific included strategic planning, installing and maintaining client applications, developing custom programs for clients and preparing sales proposals and quotations. From August 1994 to July 1995, Mr. Scott was an International Pricing Associate for United Parcel Service in Atlanta, Georgia ("UPS"). Mr. Scott was responsible for all international pricing for the Northeast and East Regions of the United States.

In 1997, Mr. Scott graduated from Oglethorpe University, Atlanta, Georgia, with a Bachelor of Arts degree in Economics.

Hector A. Prieto, Vice President, Chief Operating Officer. Mr. Prieto has been a Vice President of the Company since April 1997, when it acquired Midtown Visuals, Inc. Mr. Prieto is responsible for overseeing the Company's human resources functions and retail operations. Prior to being employed by the Company, Mr. Prieto was employed by Midtown Visuals, Inc. as Chief Operating Officer, where he had similar duties and responsibilities to what he has at the Company. Prior to joining Midtown Visuals, Inc., Mr. Prieto was the owner and operator of Santa Fe Wholesale, a wholesale clothing distributor located in Burbank, California. Mr. Prieto received a degree in business administration from the Universidad Santiago de Cali in December 1986.

ITEM 6. EXECUTIVE COMPENSATION.

The following table sets forth the compensation earned by the Company's Chief Executive Officers during the last three fiscal years and other officers who received compensation in excess of $100,000 during any of the last three fiscal years.

Summary Compensation Table
Annual Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation

Michael S. Morrison President (1)	1999 1998 1997	243,000 427,631 349,000	0 0 0	0 43,116 300,000

Hector T. Prieto Chief Operating Officer (2)	1999 1998 1997	103,600 119,320 88,850	0 0 0	0 0 0

(1) Mr. Morrison has been the Chairman and President of the Company since its acquisition of Midtown Visuals, Inc. in April 1997.

(2) Mr. Prieto served as Chief Operating Officer of the Company from its acquisition of Midtown Visuals, Inc. in April 1997.

In accordance with Item 402 of Regulation S-B of the Securities and Exchange Commission, certain columns of the table required by Item 402(b) of Regulation S-B have been omitted where there has been no compensation paid or awarded to any of the name executives in any fiscal year covered by the table.

The Company does not have any employment agreements, confidentality agreements or noncompete agreements with any of its executive officers.

During the fiscal years ended June 30, 1997, 1998 and 1999, the Company made no grants of options or stock appreciation rights (SARs) to any officer or director. Therefore, the required table on options and SARs granted is omitted.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

None of the Company's officers, directors, key personnel or principal stockholders is related by blood or marriage.

The acquisition of Morrison Distributors, Ltd. was not an arm's length transaction with a non-affiliated party. Mr. Morrison, an officer, director, and majority shareholder of the Company, was the sole shareholder of Morrison Distributors, Ltd. While the disinterested members of the Company's board of directors approved the transaction, there are no guarantees that the terms of the transaction were similar to what the Company would have received in an arm's-length transaction with a non-affiliate.

As of June 30, 1998, the Mr. Morrison was indebted to the Company for $268,021. The majority of Mr. Morrison's indebtedness to the Company as of June 30, 1998 was incurred when the Company loaned him $270,270 to enable him to purchase a property in Colorado Springs, Colorado (the "Colorado Springs Property"), where Mr. Morrison planned to open an adult entertainment facility. No interest was being charged on this indebtedness. Mr. Morrison is pursuing the opening of an adult entertainment facility at the Colorado Springs Property pending zoning approval.

As of June 30, 1999, the Company was indebted to Mr. Morrison for $138,348.

During fiscal 1999, Mr. Morrison repaid $300,000 of his indebtedness to the Company using the proceeds of a loan secured by a warehouse property located at 997 Brady Avenue, Atlanta, Georgia. Mr. Morrison owned 80% of the entity which owned the property, 997 Brady, LLC, and an employee of the Company owned the remaining 20% of the entity. On May 1, 1999, the Company entered into a lease agreement with the entity, under which the Company agreed to lease the top floor of the building for ten years, with a five year renewal option, at a beginning lease rate of $14,546 per month. Currently, the space leased by the Company is unfinished and is used only for storage.

On June 24, 1999, the Company purchased from Mr. Morrison various minority interests in operating subsidiaries of the Company which Mr. Morrison had just purchased from a former employee of the Company. The interest purchased, the amount paid by Mr. Morrison for the interest, and the amount paid to Mr. Morrison by the Company for the interest is set forth below:
Operating Subsidiary	% Interest	Amount paid by Mr. Morrison	Amount paid to Mr. Morrison
Northside Visuals, LLC	4%	$ 52,190	$ 67,400
Cheshire Visuals, LLC	5%	43,207	55,800
N.Y. Video, LLC	5%	58,903	76,100
Innovative Visuals, LLC	5%	100	100
Federal Visuals, LLC	5%	500	500
Chamblee Visuals, LLC	5%	100	100
	Total:	$ 155,000	$ 200,000

The former employee was the owner of the minority interest in 997 Brady, LLC. In the same transaction, Mr. Morrison sold his interest in 997 Brady, LLC to the former employee.

Robert Steingold is a financial consultant for the Detroit office of Smith Barney. Mr. Steingold is the manager of the Company's 401K retirement plan, and the step-brother of Michael Morrison, an officer, director, and majority shareholder of the Company .

Mr. Morrison has personally guaranteed many of the Company's debts. Among the guaranteed debts are a $350,000 note payable to the Jack J. Surnow Revokable Living Trust (the "Surnow Note"), a $250,000 note payable to RFF Freedman Family Partnership (the "First Freedman Note"), a second $250,000 note payable to RFF Freedman Family Partnership (the "Second Freedman Note"), a mortgage payable to First Union National Bank (the "FUNB Mortgage") in the amount of $153,000, and various notes payable to Videotel (the "Videotel Notes) totaling $155,388.

The majority of the proceeds from the Surnow Note were used to acquire interests in Unique Visuals, LLC, Northside Visuals, LLC and Chamblee Visuals, LLC from minority interestholders. In addition, $35,000 of the proceeds from the Surnow Note were used to acquire, from Mr. Morrison, an option for membership interests in Unique Visuals, LLC. As of June 30, 1999, the remaining principal balance on the Surnow Note was $65,812. The majority of the proceeds from the First Freedman Note were used to acquire membership interests in Creative Visuals, LLC from Mr. Morrison. The proceeds from the Second Freedman Note were used for working capital. As of June 30, 1999, the remaining principal balance of Second Freedman Note was $123,857. The First Freedman Note had been repaid in full.

The FUNB Mortgage was secured by property owned by Mr. Morrison at 497 Peachtree Street, Atlanta, Georgia 30308 (the "Storage Facility"), which is described below. The majority of the proceeds from the FUNB Mortgage were used to pay off the existing mortgage on the Storage Facility and for closing costs. $40,000 of the amount of the FUNB Mortgage was loaned to Mr. Morrison for the purchase of the Colorado Springs Property. An additional $6,489 was loaned to Mr. Morrison, and $22,000 of the proceeds from the note were paid to Mr. Prieto. As of June 30, 1999, the FUNB Mortgage had been repaid in full.

During 1998 and 1999, the Company stored various items in the Storage Facility. In exchange for its use of the Storage Facility, the Company paid the mortgage, utilities, and taxes on the Storage Facility. The mortgage payment on the Storage Facility was equal to $850 per month, plus interest at the "prime rate" plus one percent. At June 30, 1998, the balance of the mortgage note was $143,650. On August 27, 1998, the Storage Facility was sold to a non-affiliate, and the balance due on the mortgage was paid in full.

The Videotel Notes relate to the purchase of video booth equipment used in the Company's stores. As of June 30, 1999, the remaining principal balance on the Videotel notes was $22,142.

January 1, 1998, Mr. Morrison transferred to the Company all of his ownership interest (right of first refusal to buy out minority interests, which equaled 25%) in Unique Visuals, LLC, an operating subsidiary of Company, in return for $35,000.

During the fiscal year ended June 30, 1997, the Company formed a subsidiary, Chamblee Visuals, LLC, a Georgia limited liability company ("Chamblee"), to operate a store in Chamblee, Georgia. Subsequent to the execution of a lease, which was personally guaranteed by Mr. Morrison, Chamblee was denied a license to operate by the City of Chamblee. The Company subsequently settled a claim for unpaid rent with the landlord, and refunded the investments of the subscribers in Chamblee, with the exception of Midtown. On May 8, 1998, the Company sold Chamblee, which essentially had no assets, to Mr. Morrison for nominal consideration. Subsequent to Mr. Morrison's acquisition of Chamblee, Chamblee purchased inventory and equipment from Federal Visuals, LLC. for $100,000, which was booked as a note receivable from Chamblee. Federal Visuals, LLC had operated an adult fantasy store in Fort Lauderdale, Florida, which had been sold. The inventory and equipment had a book value of $227,543, net of accumulated depreciation of $1,765; however, in the Company's judgment, $100,000 represented the fair value of the equipment and inventory which was sold to Chamblee Visuals, LLC. Subsequently, in June 1998, Chamblee issued the Company a 10% ownership interest in Chamblee in satisfaction of $50,000 of its indebtedness to the Company. During the fiscal year ended June 30, 1999, the Company loaned Chamblee an additional $75,000 for operating expenses, and purchased a 25% interest in Chamblee from an unrelated investor for $25,000. In the fourth quarter of the year ended June 30, 1999, Chamblee terminated operations, and sold all of its inventory and equipment to the Company for $99,407, which Chamblee used to reimburse repay the investors in Chamblee the majority of their investments. As of June 30, 1999, the Company had a loss related to Chamblee of $174,509. A portion of that loss may be reduced in the future as a result of legal action against the operators of the store or from the proceeds of an insurance claim filed by Chamblee related to the loss.

Mr. Morrison, Mr. Prieto and two employees of the Company have formed a Georgia limited liability company for the purpose of opening a store in Athens, Georgia using the name "Water Pipe World." The store will operate a business similar to that which the Company operates in Marietta, Georgia under the same name.

In addition to the Company's purchase of certain interests in operating subsidiaries from Mr. Morrison on June 24, 1999 which is described above, Mr. Morrison has sold or purchased interests in operating subsidiaries in the following instances:

    On February 1, 1998, the Company purchased a 50 percent ownership interest in Creative Visuals, LLC from Mr. Morrison for $250,000. The book value of the interest purchased was $141,436. The purchase resulted in the Company owning 100 percent of Creative Visuals, LLC.
    On January 22, 1998, the Company purchased an option to purchase a 25% ownership interest in Unique Visuals, LLC from Mr. Morrison for $35,000.
    On November 1, 1997, the Company purchased a 25% ownership interest in Unique Visuals, LLC from Mr. Morrison for $127,000.
    On February 1, 1998, the Company purchased a 1.25 percent ownership interest in Fantastic Visuals, LLC from Mr. Morrison for $31,250. The book value of the interest purchased was ($4,365). The purchased resulted in the Company owning 51.25 percent of Fantastic Visuals, LLC. Mr. Morrison did not pay anything for his interest in Fantastic Visuals, LLC.

Mr. Hector Prieto, the chief operating officer of the Company, has sold or purchased interests in the Company's operating subsidiaries in the following instances:

    During June 23, 1998, Mr. Prieto purchased a 10% interest in Innovative Visuals, LLC for $40,000, which was a 20% discount to the amount paid by other investors for their interests in Innovative Visuals, LLC. Mr. Prieto received has discount as a finders fee for introducing the other investors to the Company.
    On June 30, 1998, the Company purchased a .1% interest in Innovative Visuals, LLC, and a .05% interest in N.Y. Video, LLC, a subsidiary of the Company, from Mr. Prieto for nominal consideration.
    During July 1997, Mr. Prieto purchased a 5% interest in Federal Visuals, LLC for $500, or $100 for each 1% ownership interest. Unaffiliated investors in Federal Visuals, LLC paid $4,000 for each 1% ownership interest in Federal Visuals, LLC.
    On October 1, 1997, Mr. Prieto purchased a 12.5% interest in Northside Visuals, LLC from a third party for $50,000. Mr. Prieto retained 4.17% of the 12.5% interest in Northside Visuals, LLC and assigned to the Company the remaining 8.33% interest.
    During November 1997, Mr. Prieto purchased a 30% interest in N.Y. Video, LLC for $100,000, which was the same amount paid by unaffiliated third parties for their interests in N.Y. Video, LLC.
    On February 15, 1996, Mr. Prieto purchased a 25% interest in Exciting Visuals, LLC for $50,000. Two unaffiliated investors located by Mr. Prieto each paid $50,000 for a 16.7% ownership interest in the Company. Mr. Prieto received a greater ownership interest in Exciting Visuals, LLC as a finders fee for introducing the other investors to the Company.
    On March 27, 1996, Mr. Prieto purchased a 6.25% ownership interest in Fantastic Visuals, LLC for $20,000, which was a 20% discount to the amount paid by unaffiliated investors for each one percent interest in Fantastic Visuals, LLC.

As of June 30, 1999 and 1998, Mr. Prieto had received cumulative distributions from the Company's limited liability subsidiaries, based upon his ownership interests therein, of $689,974 and $401,782, respectively.

ITEM 8. LEGAL PROCEEDINGS.

During March 1997, Chesire Visuals, LLC. filed a lawsuit in the Fulton County Superior Court against the Board of Zoning Adjustment of the City of Atlanta, Georgia, Lisa Wade, Albert Maslia, Maya Hahn, John Aldridge, and Ralph Redding, individually and as Members of the Board of Zoning Adjustment of the City of Atlanta, Georgia, and Bill Campbell individually and as Mayor of Atlanta, and the City of Atlanta, Georgia. Chesire Visuals, LLC. is seeking damages for the wrongful denial of a license, which was granted subsequent to the filing of the lawsuit. The lawsuit is the discovery stage.

Payless Shoesource, Inc. ("Payless") has filed two lawsuits against the Company in Fulton County State Court. The Company has leased space for the store operated by N.Y. Video from Payless. Payless has alleged that the Company violated a scope of use clause in its lease and is seeking possession of the premises. A trial date has not been set in this matter, and the plaintiff is not actively pursuing the case. If the Company loses this case, it would have to close N.Y. Video's operations.

In March 1997, Mr. Morrison was convicted of violating a Georgia law which prohibits the distribution of devices designed to stimulate the sex organs. The conviction is on appeal to the Georgia Supreme Court.

ITEM 9. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

The Company's common stock is not registered with the United States Securities and Exchange Commission under Section 12(g) of the Securities Exchange Act of 1934. Since April 1997, the Company's common stock has been traded on the NASDAQ OTC Bulletin Board under the symbol FEII. The following table summarizes the low and high prices for the Company's common stock for each of the calendar quarters for the fiscal years ended June 30, 1999 and 1998.
	1998		1999
	High	Low	High	Low
First Quarter	--	--	--	--
Second Quarter	--	--	$0.50	$0.50
Third Quarter	--	--	$0.50	$0.001
Fourth Quarter	--	--	$4.125	$1.75

There were 34 holders of record of the common stock as of October 1, 1999. This number does not include an indeterminate number of shareholders whose shares are held by brokers in "street name." The above quotations reflect inter-dealer prices, without mark-up, mark-down or commission and may not represent actual transactions. The Company has not declared any cash dividends on its Common Stock during its fiscal years ended on June 30, 1999 or 1998. The Board of Directors of the Company has made no determination to date to declare cash dividends during the foreseeable future.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

In April 1997, the Company issued 4,000,000 shares of its common stock to acquire all of the outstanding shares of 9 1/2 Weeks, an Adult Fantasy Store, Inc., a Georgia corporation, from Mr. Morrison. In July 1997, the Company issued 600,000 shares of its common stock to acquire all of the outstanding shares of Morrison Distributors, Ltd., a Georgia Corporation, from Mr. Morrison. Both issuances were effected pursuant to privately negotiated transactions in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933. An underwriter was not engaged for either transaction.

On October 23, 1997, the Company granted the lender of the Surnow Note an option to purchase 50,000 shares for $0.05 per share, which option is exercisable on or before the earlier to occur of 10 days after completion of an initial public offering or October 22, 1999. Subsequently, the holder of the option assigned one-half of the option to another person, who exercised the option in September 1998.

ITEM 11. DESCRIPTION OF SECURITIES.

The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, $0.001 par value. The following summary of certain terms of the Common Stock does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Articles of Incorporation and Bylaws, copies of which included herewith as Exhibits.

Voting Rights. All shares of the Company's Common Stock have equal voting rights, with one vote per share, on all matters submitted to the stockholders for their consideration. The shares of Common Stock do not have cumulative voting rights.

Dividends. Holders of Common Stock are entitled to receive dividends, when and if declared by the Board of Directors, out of funds of the Company legally available therefor.

Preemptive and Liquidation Rights. Holders of shares of Common Stock do not have any preemptive rights or other rights to subscribe for additional shares, or any conversion rights. Upon a liquidation, dissolution, or winding up of the affairs of the Company, holders of the Common Stock will be entitled to share ratably in the assets available for distribution to such stockholders after the payment of all liabilities.

Other. There are no sinking fund provisions applicable to the Common Stock. The Shares offered hereby will be fully paid and non-assessable when issued.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company's Articles of Incorporation and Bylaws do not contain any provision explicitly granting the Company's officers, directors, employees and agents a right of indemnification from the Company for liabilities incurred in connection with the business or activities undertaken in their official capacities. However, Section 3.2 of the Company's Bylaws provides that a director will not have any liability to the extent he/she acts in reliance upon information, opinions, reports, and statements prepared or presented by (a) one or more officers or employees of the Company whom the director reasonably believes to be reliable and competent in the matters presented, (b) legal counsel, public accountants, or other persons as to matters which the director reasonably believes to be within such person's professional or expert competence, or (c) a committee of the board upon which he or she does not serve as to matters within its designated authority, which committee the director reasonably believes to merit confidence. In addition, the Company has routinely paid the expenses of officers, directors and employees for legal actions asserted against them arising out actions taken in their capacities as officers, directors or employees of the Company, and anticipates continuing that policy in the future.

ITEM 13. FINANCIAL STATEMENTS

Audited financial statements for the fiscal years June 30, 1999 and 1998 are located at pages F-1 to F-29 herein.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

On March 19, 1999, the Company dismissed BSC&E, its independent public accountant for the year ended June 30, 1998. The dismissal occurred because, in the Company's judgment, BSC&E did have sufficient staff to audit the Company's financial statements within the periods required by SEC regulations. BSC&E's report for the year ended June 30, 1998 does not contain an adverse opinion or disclaimer of opinion, and was not modified as to uncertainty, audit scope, or accounting principles. The decision to dismiss BSC&E was approved by the Company's board of directors (the Company did not have a separate audit committee). There were no disagreements with BSC&E on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the former accountant's satisfaction, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report. The Company has authorized BSC&E to respond fully to the inquiries of the successor accountant concerning its dismissal.

In March 1999, the Company engaged Cherry, Bekaert & Holland, L.L.P. as its independent public accountant. The Company did not consult with Cherry, Bekaert & Holland, L.L.P. regarding any of the matters described in Item 304(a)(2)(i) or (ii) of SEC Regulation S-B. A copy of the letter from BSC&E required by Item 304(a)(3) is included herewith as Exhibit 16.1.

ITEM 15. FINANCIAL STATEMENTS and exhibits.

(a) Financial Statements filed.

    Consolidated Balance Sheet, Income Statement, Statement of Cash Flows and Statement of Changes in Stockholder's Equity for the Fiscal Year ended June 30, 1999.
    Consolidated Balance Sheet, Income Statement, Statement of Cash Flows and Statement of Changes in Stockholder's Equity for the Fiscal Year ended June 30, 1998.

(b) Exhibits filed.
Exhibit No.	Description
3.1	Bylaws
4.1	Articles of Amendment and Restatement dated April 22, 1997
11.1	Statement re: computation of earnings per share (1)
16.1	Letter from BSC&E
22	Subsidiaries of the Registrant.

(1) The information required by this Exhibit can be determined from the Financial Statements included Item 13.

SIGNATURES

In accordance with Section 13 of 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.
FOCUS ENTERTAINMENT INTERNATIONAL, INC.
Dated: October 6, 1999	/s/ Michael S. Morrison By: Michael S. Morrison, President

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.
Dated: October 6, 1999	/s/ Michael S. Morrison By: Michael S. Morrison, President and Chairman

Dated: October 6, 1999	/s/ Bobby Scott, Jr. By: Bobby Scott, Jr., Vice President and Director


FOCUS ENTERTAINMENT INTERNATIONAL, INC.

AND SUBSIDIARIES

Consolidated Financial Statements

and Accompanying Information

for the years ended

June 30, 1999 and 1998


FOCUS ENTERTAINMENT INTERNATIONAL, INC. AND SUBSIDIARIES

Contents
Page
Independent Auditors' Report	3-4
Financial Statements
Consolidated Balance Sheets	5-6
Consolidated Statements of Operations	7
Consolidated Statements of Changes in Stockholders' Equity	8
Consolidated Statements of Cash Flows	9-10
Notes to Consolidated Financial Statements	11-27
Supplementary Information:
Independent Auditors' Report on Supplementary Information	28
Schedule of General and Administrative Expenses	29


Independent Auditors' Report

To the Board of Directors and Stockholders

Focus Entertainment International, Inc. and Subsidiaries

Atlanta, Georgia

We have audited the accompanying consolidated balance sheet of Focus Entertainment International, Inc. and Subsidiaries as of June 30, 1999, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of June 30, 1998 were audited by another firm of Certified Public Accountants, and whose report dated October 30, 1998, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Focus Entertainment International, Inc. and Subsidiaries as of June 30, 1999, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Cherry, Bekaert & Holland, L.L.P.

Certified Public Accountants

Atlanta, Georgia

August 20, 1999

BSC&E Certified Public Accountants	William J. Boshell -- CPA, CFP Lew Salmon -- CPA Lenora Crisp-Wilson -- CPA James A. Ellison -- CPA Brent A. Mudd -- CPA

To the Board of Directors and Stockholders

Focus Entertainment International, Inc. and Subsidiaries

Atlanta, Georgia

We have audited the accompanying consolidated balance sheets of Focus Entertainment International, Inc. and Subsidiaries as of June 30, 1998, and the related consolidated statements of income, retained earnings, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express and opinion on these financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Focus Entertainment International, Inc. and Subsidiaries as of June 30, 1998, and the results of their operations and their cash flow for the year ended June 30, 1998, in conformity with generally accepted accounting principles.

/s/ BSC&E

Atlanta, Georgia

October 30, 1998


FOCUS ENTERTAINMENT INTERNATIONAL, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

June 30, 1999 and 1998

Assets
	1999	1998
Current assets
Cash and Cash Equivalents	$ 246,445	$ 421,307
Inventory	2,071,623	1,435,012
Accounts Receivable	5,250	34,921
Notes Receivable	156,694	131,831
Prepaid Insurance	119,008	50,067
Prepaid Rentals	84,625	67,894

Total current assets	2,683,645	2,141,032

Property and equipment
Land and Buildings	279,671	266,387
Computers and Software	277,614	221,537
Furniture and Fixtures	526,620	340,435
Leasehold Improvements	686,593	626,571
Store Equipment and Signage	775,754	747,062
Vehicles	54,011	29,000
	2,600,263	2,230,992
Accumulated depreciation	(1,001,988)	(691,265)

Net property and equipment	1,598,275	1,539,727

Other assets
Advances to Employees	3,849	1,175
Due From Stockholders	-	268,021
Goodwill -- net of amortization	616,550	348,559
Deferred Income Taxes	25,000	4,000
Deposits	93,083	82,951
Notes Receivable -- due after one year	159,396	75,000
Investments	26,144	50,000

Total other assets	924,022	829,706

Total assets	$ 5,205,942	$ 4,510,465

The accompanying notes are an integral part of these financial statements.


FOCUS ENTERTAINMENT INTERNATIONAL, INC. AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

June 30, 1999 and 1998

Liabilities and Stockholders' Equity
	1999	1998
Current liabilities
Current portion of long term debt	$ 296,135	$ 546,271
Accounts payable	307,931	759,980
Accrued expenses	216,239	187,799
Income taxes payable	530,107	340,752
Deferred income taxes	-	6,500

Total current liabilities	1,350,412	1,841,302

Long-term liabilities
Due to stockholders	138,348	-
Long term debt (net of current portion)	230,164	545,988

Total liabilities	1,718,924	2,387,290

Commitments and Contingencies
Minority interest	1,253,944	1,324,009

Stockholders' equity
Common stock; $.001 par value, 50,000,000 shares authorized, 4,825,000 and 4,800,000 shares issued and outstanding, respectively	4,825	4,800
Additional paid-in capital	2,700	1,475
Retained earnings	2,225,549	792,891

Total stockholders' equity	2,233,074	799,166

Total liabilities and stockholders' equity	$ 5,205,942	$ 4,510,465

The accompanying notes are an integral part of these financial statements.


FOCUS ENTERTAINMENT INTERNATIONAL, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended June 30, 1999 and 1998

	1999	1998

Sales net of returns & allowances	$ 13,112,756	$ 13,187,133
Cost of Goods Sold	3,368,804	3,596,713
Gross Profit	9,743,952	9,590,420
General & Administrative Expenses	6,238,662	7,166,251
Income From Operations	3,505,290	2,424,169
Financial Income (Loss) Net of Financial Expenses	(138,498)	67,586
Income Before Income Taxes	3,366,792	2,491,755
Provision for Income Taxes	781,521	343,252
Minority Interest	1,152,613	979,487
Net Income	$ 1,432,658	$ 1,169,016
Basic EPS
Earnings Per Share of Common Stock	$ 0.30	$ 0.24
Average Number of Common Shares Outstanding	4,825,000	4,800,000
Effect of Dilutive Securities Options	50,000	50,000

Diluted EPS
Earnings Per Share of Common Stock	0.29	0.24
Average Number of Common Shares Outstanding	4,825,000	4,800,000
Effect of Dilutive Securities Options	50,000	50,000

The accompanying notes are an integral part of these financial statements.


FOCUS ENTERTAINMENT INTERNATIONAL, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

Years ended June 30, 1999 and 1998

		Additional
	Common	Paid in	Retained
	Stock	Capital	Earnings	Total

Balance (Deficit) as of June 30, 1997	$ 4,800	$ 1,475	$(376,125)	$ (369,850)
Net Income			1,169,016	1,169,016
Balance as of June 30, 1998	4,800	1,475	792,891	799,166
Issuance of Common Stock	25	1,225		1,250
Net Income			1,432,658	1,432,658
Balance as of June 30, 1999	$ 4,825	$ 2,700	$ 2,225,549	$ 2,233,074

 The accompanying notes are an integral part of these financial statements.


FOCUS ENTERTAINMENT INTERNATIONAL, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended June 30, 1999 and 1998

	1999	1998

Cash Flows from Operating Activities
Net Income	$ 1,432,658	$ 1,169,016
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation	310,723	260,851
Amortization	16,161	12,469
Minority Interest	1,152,613	979,487
Deferred Tax	(25,000)	-
Loss on Other LLC	50,000	-
Changes in operating assets and liabilities:
Accounts Receivable	29,670	(34,920)
Inventory	(636,611)	(568,126)
Advances to Employees	(2,674)	(1,027)
Prepaid Insurance	(68,941)	25,614
Prepaid Rentals	(16,731)	(67,894)
Deposits	(15,495)	2,237
Accounts Payable & Accrued Expenses
	(423,611)	(1,120,462)
Income Taxes	186,855	149,697

Net Cash Provided by Operating Activities	1,989,617	806,942

Cash flows from Investing Activities
Purchase of Property & Equipment	(369,271)	(816,195)
Repurchase of Shares from Minority Interests	(783,862)	(598,250)
Investment in Other LLC's	(26,143)	(50,000)
Notes Receivable	(109,259)	(101,331)

Net cash Used for Investing Activities	(1,288,535)	(1,565,776)

The accompanying notes are an integral part of these financial statements.

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FOCUS ENTERTAINMENT INTERNATIONAL, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (continued)

Years ended June 30, 1999 and 1998

	1999	1998

Cash Flows from Financing Activities
Proceeds from Long Term Debt	$ 151,841	$ 1,282,335
Payments on Long Term Debt	(717,800)	(270,946)
Advances to Stockholder	406,369	(109,904)
Stock Option Excercised	1,250	-
Minority Interest Contributions	-	791,400
Minority Interest Distribution	(717,604)	(849,349)

Net Cash Provided by (Used for) Financing Activities	(875,944)	843,536

Net increase (decrease) in cash	(174,862)	84,702

Cash and cash equivalents, beginning of year	421,307	336,605

Cash and cash equivalents, end of year	$ 246,445	$ 421,307

Supplemental Disclosures of Cash Flow Information:

Cash payments during the year for:
Interest on debt obligations	$ 101,189	$ 113,629
Income taxes	592,166	753,186

The accompanying notes are an integral part of these financial statements.


FOCUS ENTERTAINMENT INTERNATIONAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 1999 and 1998

 Note 1 - Summary of Significant Accounting Policies

Company's Activities

Focus Entertainment International, Inc. and its Subsidiaries operate Adult Fantasy Stores which rent adult videos and retail in adult videos, marital aids, lotions, novelties, magazines, provocative clothing, lingerie, tobacco, tobacco related products, and adult viewing booths. The stores operate under the trade names of Inserection, Heaven, New York Video, and Inserection Water Pipe World and are located in the metropolitan Atlanta Georgia area in Fulton, Cobb, and DeKalb counties. The Company also promotes boxing events under the name "Boxing in Buckhead" and until May 1999 operated a boxing gym under the name Biggs Morrison Boxing.

Consolidation Issues

Our consolidated financial statements exclude the results of material transactions between us and our consolidated affiliates, or among our consolidated affiliates. We reclassified certain amounts in our 1998 consolidated financial statements and notes to conform with the 1999 presentation.

Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Inventory

Inventory is stated at the lower of cost or market. Cost of video inventory is determined on the average cost method. All other inventory is valued by the first-in, first-out (FIFO) method.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the assets by accelerated and straight-line methods. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.


FOCUS ENTERTAINMENT INTERNATIONAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

June 30, 1999 and 1998

Note 1 - Summary of Significant Accounting Policies (continued)

Depreciation expense charged to operations amounted to $310,723 and $260,851 in 1999 and 1998, respectively.

Income Taxes

Deferred income taxes are provided for differences in depreciation for income tax and financial reporting purposes.

Cash and Cash Equivalents

The Company considers instruments with a maturity of three months or less to be cash equivalents for purposes of the statements of cash flows.

Intangible Assets

Goodwill is recognized for financial statement purposes as the excess of the purchase price of interests in subsidiaries from minority investors and the book value of those interests. Goodwill is being amortized over 240 months.

Amortization expense charged to operations amounted to $16,161 and $12,469 in 1999 and 1998, respectively.

Advertising Costs

Advertising costs are charged to operations when the advertising first takes place. Advertising expense was $205,422 and $216,185 for the years ended June 30, 1999 and 1998, respectively.

Accounting Matters

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement addresses the accounting for derivative instruments, including some types of derivative instruments imbedded in other contracts, and hedging activities. SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. We do not anticipate the adoption of the provisions of SFAS No. 133 will significantly impact our financial reporting.


FOCUS ENTERTAINMENT INTERNATIONAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

June 30, 1999 and 1998

Note 1 - Summary of Significant Accounting Policies (continued)

For the year ended June 30, 1999, we have adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 requires the presentation of descriptive information about reportable segments consistent with information our management uses to assess performance. Additionally, SFAS No. 131 requires disclosure of certain information by geographic region. The adoption of the provision of SFAS No. 131 has not significantly impacted our financial reporting.

Note 2 -- Disclosure about Fair Value of Financial Instruments

Cash and Cash Equivalents

The Company estimates that the fair value of cash equivalents approximates the carrying value due to the relatively short maturity of these instruments.

Notes Receivable

The Company estimates that the fair value of notes receivable approximates the carrying value based upon the rates of interest approximating the rates of return on investments of similar risk.

Notes Payable

The Company estimates that the fair value of notes payable approximates carrying value based upon its effective borrowing rate for issuance of debt with similar terms and remaining maturities.

Note 3 -- Notes Receivable

Notes receivable consist of the following:

1999	1998

Note receivable from an individual with interest payable annually in arrears at 7 percent. The principal balance is due in sixty equal monthly installments beginning January 20, 2002. The note is unsecured. Past due interest of $5,250 has been accrued and is reported in accounts receivable

$ 75,000	$ 75,000


FOCUS ENTERTAINMENT INTERNATIONAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

June 30, 1999 and 1998

Note 3 -- Notes Receivable (continued)

	1999	1998

Note receivable from a corporation payable in monthly installments of $12,500 through May 5, 1999. The note is non interest bearing and is amortized with an imputed interest rate of 8.5 percent. The note is collateralized by furniture and fixtures. The note was paid off during 1999.	$ -	$ 131,831

Note receivable from a corporation payable in one monthly installment of $10,417 and twenty monthly installments of $14,479 through December 5, 2000. The note is non interest bearing and is amortized with an imputed interest rate of 10 percent. The imputed interest is capitalized as an investment in businesses owned by the borrower in South Carolina and Florida. The value of the investment is $26,144.	241,090	-
	----------------	---------------
	316,090	206,831
Less current portion	156,694	131,831
	---------------	----------------
Due after one year	$ 159,396	$ 75,000

Note 4 -- Long term debt

Long-term debt consists of:

1999	1998

Note payable to trust in monthly installments of $16,970, including interest at 15 percent. The note is collateralized by the personal guarantee of the majority stockholder and includes an option to purchase 50,000 shares of stock at $0.05 per share. On February 5, 1998, 50 percent of the rights granted under this note were assigned to a limited partnership.

$ 65,812	$ 244,717


FOCUS ENTERTAINMENT INTERNATIONAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

June 30, 1999 and 1998

Note 4 -- Long term debt (continued)

	1999	1998
Note payable to a limited partnership in monthly installments of $12,122, including interest at 15 percent. The note is collateralized by a pledge of membership interest in a subsidiary.	$ 123,857	$ 241,003

Mortgage note payable to individuals in monthly installments of $2,045, including interest at 10 percent. The note is collateralized by a deed to secure debt on land and building.	222,869	225,000

Note payable to limited partnership in monthly installments of $22,565, including interest at 15 percent. The note is collateralized by a pledge of membership interest in a subsidiary.	-	171,264

Note payable to bank in monthly installments of $850 plus interest of prime plus 1 percent. The note is collateralized by building and land owned by the majority stockholder.	-	143,650

Note payable to company in monthly installments of $604, including interest at 9 percent. The note is collateralized by truck.	-	6,909

Note payable to company in monthly installments of $1,440, including interest at 10 percent. The note is collateralized by equipment.	-	13,766

Note payable to company in monthly installments of $2,644, including interest at 8.25 percent. The note is collateralized by equipment.	-	12,950


FOCUS ENTERTAINMENT INTERNATIONAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

June 30, 1999 and 1998

Note 4 -- Long term debt (continued)

	1999	1998
Note payable to company in weekly installments of $1,000 at no interest. Note in settlement of lease cancellation.	$ -	$ 33,000

Note payable to premium finance company in monthly installments of $7,808, including interest at 7.35 percent. The note is collateralized by unearned premiums under various policies.	75,511	-

Note payable to company in monthly installments of $2,353, including interest at 8.25 percent. The note is collateralized by equipment.	2,337	-

Note payable to company in monthly installments of $2,551, including interest at 8 percent. The note is collateralized by equipment.	19,805	-

Note payable to finance company in monthly installments of $695. Including interest at 9.755% per annum. The note is collateralized by a vehicle.	16,108	-
	--------------	----------------
	526,299	1,092,259
Less current portion	296,135	546,271
	--------------	----------------
Net long-term debt	$ 230,164	$ 545,988

Aggregate maturities of long-term debt are as follows:


FOCUS ENTERTAINMENT INTERNATIONAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

June 30, 1999 and 1998

Note 4 -- Long term debt (continued)

Year ending June 30,
2000	$ 296,135
2001	9,099
2002	6,023
2003	3,174
2004	3,506
Thereafter	208,363
$ 526,300

Interest expense of $101,188 and $113,629 for 1999 and 1998, respectively, is included in financial expenses, net of financial income in the accompanying consolidated statements of operations.

Note 5 -- Investments

Investments at June 30, 1999 consist of a 15 percent ownership interest in an adult fantasy store located in Myrtle Beach, South Carolina and a 15 percent ownership interest in an adult fantasy store located in Tampa, Florida. Both locations are majority owned, managed, and operated by a minority investor in four of the Companies subsidiaries. No income or loss has been recognized related to these investments.

Investments at June 30, 1998 consist of a 10 percent ownership interest in an LLC which was majority owned and controlled by the majority stockholder of the Company. The LLC operated an adult fantasy store in Honolulu, Hawaii. During the year ended June 30, 1999, the Company purchased an additional 10 percent ownership interest for $25,100 from minority investors of the LLC and made loans to the LLC of $99,409. In March 1999, the location was closed. A loss of $174,509 was recognized in 1999 and is included in financial expenses net of financial income in the accompanying Consolidated Statement of Operations.


FOCUS ENTERTAINMENT INTERNATIONAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

June 30, 1999 and 1998

Note 6 -- Income Taxes

The following is a summary of the income tax provision for the year ended June 30:

	1999	1998
Current:
Federal	$ 687,910	$ 289,211
State	121,111	51,541
Deferred:
Principally Federal	(27,500)	2,500
	$ 781,521	$ 343,252

Deferred income taxes are provided for temporary differences between income tax and financial statement recognition of revenues and expenses.

A reconciliation of income tax at the statutory rate to the company's effective rate is as follows:

	1999	1998
Computed at Expected Statutory Rates	34.0%	34.0%
Income Taxable to Minority Interests	(13.7%)	(15.7%)
Non-deductible Meals and Entertainment	(0.8%)	(1.6%)
Excess Book Depreciation over Tax	(0.7%)	(0.7%)
Tax Benefit from Prior Year Net Operating Loss		(2.9%)
State Income Tax Net of Federal Benefit	5.7%	5.7%
Other	(1.3%)	(5.0%)
	23.2%	13.8%


FOCUS ENTERTAINMENT INTERNATIONAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

June 30, 1999 and 1998

Note 6 -- Income Taxes (continued)

The Company has subsidiaries that are limited liability companies. Limited liability companies are not tax paying entities for income tax purposes. Income of the limited liability companies is taxed to the members in their respective returns. Therefore no income tax provision has been made for the income of the minority interest holders.

Note 7 -- Concentrations

The Company had eight of ten retail locations in 1999 and eight of nine locations in 1998 in Fulton County Georgia. The Company operates in an industry which is the subject of substantial litigation and adverse public and political opinion. The Company has successfully defended its right to operate this business and feels it will be able to continue to defend this right. The Company is actively pursuing additional locations in other legal jurisdictions in an attempt to diversify the concentration of one legal jurisdiction.

Note 8 -- Minority Interest

The Company has formed Limited Liability Companies (LLCs) to operate its locations. Profits and losses of each location is allocated to the investors based on formulas set forth in the operating agreements of the LLCs. Distributions are made to the investors based on formulas set forth in the operating agreements.
Subsidiary	Minority Earnings Fiscal 1999	Minority Distribu-tions Fiscal 1999	Minority Ownership June 30, 1999	Minority Equity June 30, 1999
Unique Visuals, LLC	$ 39,737	$ 29,719	13.828%	$ 31,374
Exciting Visuals, LLC	450,906	288,380	41.667%	381,287
Fantastic Visuals, LLC	469,138	299,300	48.750%	392,706
Northside Visuals, LLC	73,243	67,518	14.479%	41,899
Cheshire Visuals, LLC	2,161	25	0.000%	-
New York Video, LLC	117,428	95,062	44.950%	166,178
Innovative Visuals, LLC	-	-	49.900%	240,000
Federal Visuals, LLC	-	(62,500)	0.000%	500
Biggs Morrison Boxing, LLC	-	100	0.000%	-
Total	$1,152,613	$ 717,604		$1,253,944

FOCUS ENTERTAINMENT INTERNATIONAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

June 30, 1999 and 1998

Note 8 -- Minority Interest (continued)
Subsidiary	Minority Earnings Fiscal 1998	Minority Distributions Fiscal 1998	Minority Ownership June 30, 1998	Minority Equity June 30, 1998
Unique Visuals, LLC	$ 60,191	$ 110,000	25.000%	$ 41,367
Creative Visuals, LLC	100,907	60,000	0.000%	-
Exciting Visuals, LLC	429,547	273,250	41.667%	218,761
Fantastic Visuals, LLC	330,422	225,334	48.750%	222,869
Northside Visuals, LLC	58,420	118,265	40.417%	112,112
Cheshire Visuals, LLC	-	-	55.000%	200,100
New York Video, LLC	-	-	49.900%	150,100
Innovative Visuals, LLC	-	-	55.000%	240,100
Federal Visuals, LLC	-	62,500	44.370%	138,500
Biggs Morrison Boxing, LLC	-	-	33.333%	100
Total	$ 979,487	$ 849,349		$1,324,009

Note 9 -- 401(k) Plan

The Company has adopted a trusteed contributory 401(k) plan covering substantially all employees. The Company may contribute amounts as determined by the Board of Directors, not in excess of the lessor of the maximum allowable for income tax purposes or a specific percentage of the participant's salary. The Company has made no contributions for the years ended June 30, 1999 and 1998.

Note 10 -- Lease Commitments

The Company leases retail, office, and warehouse space under operating leases. The leases require the following minimum annual rental payments:

Year ending June 30,
2000	$ 910,496
2001	943,009
2002	976,132
2003	980,508
2004	986,211

During the year ended June 30, 1999, the Company paid $57,195 in settlement of a judgment against the majority stockholder on a guarantee of a lease for the Campbellton Visuals, LLC location in Atlanta. This was included in rental expense for the year ended June 30, 1999.


FOCUS ENTERTAINMENT INTERNATIONAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

June 30, 1999 and 1998

 Note 10 -- Lease Commitments (continued)

During the year ended June 30, 1998, the Company paid $33,000 in settlement of a guarantee by the majority stockholder of a lease for the Chamblee Visuals, LLC location in Atlanta. This was included in rental expense for the year ended June 30, 1998.

Rental expense for the years ended June 30, 1999 and 1998 amounted to $919,005 and $905,497, respectively.

The Company subleases a portion of the Unique Visuals, LLC location to a unrelated business. Rental receipts for the years ended June 30, 1999, and 1998 amounted to $54,600 and $61,525, respectively, and is included in financial expenses net of financial income in the accompanying Consolidated Statement of Operations.

Note 11 -- Business Combination

On July 1, 1997 the Company purchased Morrison Distributors, Ltd. from the Company's majority stockholder by exchanging 600,000 shares of the Company's common stock for the outstanding 500 shares of Morrison Distributors, Ltd.'s common stock. The combination was accounted for as a pooling of interests.

The following illustrates the pertinent financial data of the combining entities prior to the combination:

	Focus Entertainment	Morrison
	International, Inc.	Distributors, Ltd.

Retained Earnings
(accumulated deficit)	$ 332,910	$ (551,981)

There were no other changes in stockholders' equity of the companies prior to the combination. There were no intercompany transactions.

Note 12 -- Stock Option Agreements

On October 23, 1997, the Company entered into a stock option agreement with Surnow, LLC. As Trustee of the Jack J. Surnow Revocable Living Trust Dated August 19, 1993. The agreement is for 50,000 shares of the Company's common stock at an exercise price of $0.05 per share. The option must be exercised, if at all, on or before the earlier of ten days after the completion of a public offering or October 22, 1999.


FOCUS ENTERTAINMENT INTERNATIONAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

June 30, 1999 and 1998

 Note 12 -- Stock Option Agreements (continued)

On February 5, 1998, the Jack J. Surnow Revocable Living Trust dated August 19, 1993, assigned 50 percent of the right, title, and interest in this stock option agreement to the RFF Family Limited Partnership, L.P..

On August 9, 1998, the RFF Family Limited Partnership, L.P. exercised its option to purchase 25,000 shares of the company's stock for $1,250.

On May 21, 1999, the Company entered into a Financial Consulting and Placement Agent Agreement with The Malachi Group, Inc. This agreement gives The Malachi Group, Inc. a warrant to purchase 25,000 shares of the Company's common stock at a price per share equal to $5.00. The warrants must be exercised, if at all, on or before May 21, 2004. As of June 30, 1999 the warrant had not been exercised.

Note 13 -- Other Matters

The Company and its Subsidiaries are the defendants in various lawsuits at June 30, 1999 and 1998. According to the Company's legal counsel the majority of the lawsuits are frivolous in nature, with no adverse decisions expected. The Company has potential exposure on the following legal actions at June 30, 1999 and 1998:

Michael S. Morrison, the Company's President, CEO and majority stockholder was convicted in 1997 for distributing devices designed to stimulate the sex organs. The conviction is on appeal to the Georgia Supreme Court. The appeal challenges the constitutionality of Georgia's criminalizing of sex devices. The Appellant's Brief was filed in early September. Oral argument is expected about December 1999. A ruling is expected about March 2000. It is the opinion of the Company's legal counsel that the outcome of the appeal will be favorable. If the outcome is unfavorable counsel represents that it will be unlikely to result in substantial loss.

New York Video, LLC, a subsidiary of the Company is involved in a dispossessory action filed by the landlord of the retail location in Union City, Georgia. An earlier dispossessory action resulted in a ruling for New York Video and against the landlord. Rent is being disbursed through the Court on a timely basis. No trial is scheduled and the landlord does not seek the scheduling of a trial. It is the opinion of the Company's legal counsel that the landlord will settle with New York Video. If a trial is held, the Court could find that the landlord is entitled to possession of the premises. Under Georgia law a tenant is entitled to remain in possession while a trial ruling is on appeal. Ultimately loss of possession is possible. This location accounted for $1,135,000 and $637,591 of total Net Sales and for $283,928 and ($48,601) of Income (loss) before taxes for the years ended June 30, 1999 and 1998, respectively.


FOCUS ENTERTAINMENT INTERNATIONAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

June 30, 1999 and 1998

Note 13 -- Other Matters (continued)

The City of Union City, Georgia is disputing certain licensing and building permit violations at the New York Video, LLC location. Litigation is possible on the question of whether or not certain modifications of licensing and building will be necessary. If an unfavorable outcome occurs the Company's legal counsel anticipates only a change in licensing with no significant potential loss.

At June 30, 1997, the Company was involved in a lawsuit regarding the trade name "9 1/2 Weeks". The case was settled during the year ended June 30, 1998. The settlement called for a cease and desist on the use of the "9 1/2 Weeks" name which resulted in approximately $105,000 in replacement signage at the retail locations. In addition, the Company made a lump sum payment of $100,000 to Jones Film Company, Inc. During the year ended June 30, 1999, the Company settled with its Insurance carrier for $50,000 in insurable damages pertaining to this lawsuit. The insurance proceeds are included in financial expenses net of financial income in the accompanying Consolidated Statement of Operations.

In July 1997, the Company formed Federal Visuals, LLC to operate a retail location in Ft. Lauderdale, Florida. On April 10, 1998, the Company assigned its rights under a lease and sold significantly all of its fixed assets to an unrelated party for $305,000. The sale of fixed assets resulted in a gain of $219,299. On May 4, 1998, the Company sold the remaining fixed assets and inventory of Federal Visuals, LLC to a non-related LLC for $100,000. The majority stockholder of the Company holds a 52.5 ownership interest in the non-related LLC. The sale resulted in a loss for the Company of $127,543. This gain and loss are included in the accompanying consolidated statement of operations for the year ended June 30, 1998.

In October 1997, the Company bought one half of the ownership interest of all minority investors in Unique Visuals, LLC for $162,000 including a $35,000 payment to the company's majority stockhoslder for an option to purchase. The book value of the interest purchased was $41,367. This transaction resulted in the Company's recognition of Goodwill of $120,633 and increasing the Company's ownership interest in Unique Visuals, LLC to 75 percent.

On July 31, 1998, the Company bought a 4.9225 percent ownership interest in Unique Visuals, LLC from JFS Associates, Inc. for $30,000. The book value of the interest purchased was $8,513. This transaction resulted in the Company's recognition of goodwill of $21,847 and increasing the Company's ownership interest in Unique Visuals, LLC to 79.9225 percent.


FOCUS ENTERTAINMENT INTERNATIONAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

June 30, 1999 and 1998

Note 13 -- Other Matters (continued)

On December 31, 1998, the Company bought a 6.25 percent ownership interest in Unique Visuals, LLC from B.B. Holdings, Inc. for $28,000. The book value of the interest purchased was $11,498. This transaction resulted in the Company's recognition of Goodwill of $16,502 and increasing the Company's ownership interest in Unique Visuals, LLC to 86.1725 percent.

On February 1, 1998, the Company bought a 50 percent ownership interest in Creative Visuals, LLC from the Company's majority stockholder for $250,000. The book value of the interest purchased was $141,436. This transaction resulted in the Company's recognition of Goodwill of $108,564 and increasing the Company's ownership interest in Creative Visuals, LLC to 100 percent.

On June 1, 1998, the Company bought a 16.67 percent ownership interest in Exciting Visuals, LLC from Brizga Enterprises, Inc. for $155,000. The book value of the interest purchased was $67,594. This transaction resulted in the Company's recognition of Goodwill of $84,406 and increasing the Company's ownership interest in Exciting Visuals, LLC to 58.33 percent.

On February 1, 1998, the Company bought a 1.25 percent ownership interest in Fantastic Visuals, LLC from the Company's majority stockholder for $31,250. The book value of the interest purchased was $(4,365). This transaction resulted in the Company's recognition of Goodwill of $35,615 and increasing the Company's ownership interest in Fantastic Visuals, LLC to 51.25 percent.

On October 1, 1998, the Company bought a 16.25 percent ownership interest in Northside Visuals, LLC from four minority investors for $103,462. The book value of the interest purchased was $49,167. This transaction resulted in the Company's recognition of Goodwill of $54,295 and increasing the Company's ownership interest in Northside Visuals, LLC to 75.8333 percent.

On March 30, 1999, the Company bought a 5.9375 percent ownership interest in Northside Visuals, LLC from Brizga Enterprises, Inc. for $20,000. The book value of the interest purchased was $17,189. This transaction resulted in the Company's recognition of Goodwill of $2,811 and increasing the Company's ownership interest in Northside Visuals, LLC to 81.7709 percent.

On June 30, 1999, the Company bought a 3.75 percent ownership interest in Northside Visuals, LLC from the Company's majority stockholder for $67,400. The book value of the interest purchased was $9,582. This transaction resulted in the Company's recognition of Goodwill of $57,818 and increasing the Company's ownership interest in Northside Visuals, LLC to 85.5209 percent.


FOCUS ENTERTAINMENT INTERNATIONAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

June 30, 1999 and 1998

Note 13 -- Other Matters (continued)

On July 31, 1998, the Company bought a 37.5 percent ownership interest in Cheshire Visuals, LLC from J.F.S. Associates, Inc. for $150,000. The book value of the interest purchased was $150,000. This transaction increased the Company's ownership interest in Cheshire Visuals, LLC to 82.5 percent.

On November 1, 1998, the Company bought a 12.5 percent ownership interest in Cheshire Visuals, LLC from Stormy Bear, LLC for $65,000. The book value of the interest purchased was $50,000. This transaction resulted in the Company's recognition of Goodwill of $15,000 and increasing the Company's ownership interest in Cheshire, LLC to 95 percent.

On June 30, 1999, the Company bought a 5 percent ownership interest in Cheshire Visuals, LLC from the Company's majority stockholder for $55,800. The book value of the interest purchased was $2,236. This transaction resulted in the Company's recognition of Goodwill of $53,564 and increasing the Company's ownership interest in Cheshire Visuals, LLC to 100 percent.

On June 30, 1999, the Company bought a 5 percent ownership interest in New York Video, LLC from the Company's majority stockholder for $76,100. The book value of the interest purchased was $6,288. This transaction resulted in the Company's recognition of Goodwill of $69,812 and increasing the Company's ownership interest in New York Video, LLC to 55.05 percent.

On June 30, 1999, the Company bought a 55 percent ownership interest in Federal Visuals, LLC from four minority investors for $188,000. The book value of the interest purchased was $200,500. This transaction resulted in the Company's recognition of Goodwill of $(12,500) and increasing the Company's ownership interest in Federal Visuals, LLC to 95 percent.


FOCUS ENTERTAINMENT INTERNATIONAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

June 30, 1999 and 1998

Note 14 -- Contingencies

The Company has formed Limited Liability Companies (LLCs) to operate its locations. Distributions are made to the investors based on formulas set forth in the operating agreements for the LLCs. Under the terms of the operating agreements, distributions are to be made to the investors from net cash from operations of the LLC. The term "net cash from operations" is defined as the gross cash proceeds from operations (including, without limitation, sales and dispositions in the ordinary course of business) less the portion thereof used to pay or establish reserves for all LLC expenses, debt payments, capital improvements, replacements, and contingencies, all as determined by the Manager. Net cash from operations shall not be reduced by depreciation, amortization, cost recovery deductions, or similar allowances, but shall be increased by any reductions of reserves previously established. At June 30, 1999, the Company estimates that $323,372 has been withheld from distribution to minority investors for reserves. Should the reserved amounts be reduced, some, or all of that amount would be due and payable to the minority investors.

During the year ended June 30, 1999, the Company leased certain warehouse, maintenance, and janitorial employees from an employee leasing company operated by an employee of the Company. The Company believes that the employee leasing company may have failed to properly account for Federal and State employment taxes and pay them over to the taxing authorities on a timely basis. The Company believes that it was the only client of said employee leasing company. The Company paid $289,184 to the employee leasing company for the year ended June 30, 1999.

Note 15 -- Subsequent Events

On August 1, 1999, the Company entered into an agreement with Stockbroker Associates, Inc. wherein Stockbrokers Associates, Inc. will provide certain consulting services. The Company will pay to Stockbrokers Associates Inc. a fee of $260,000 in weekly installments of $5,000. Additionally the Company shall issue 100,000 shares of its common stock in four monthly installments of 25,000 shares commencing August 1, 1999. In the event the Company successfully completes a private offering pursuant to Regulation D of the Rules and Regulations of the Securities and Exchange Commission, of a minimum amount of $2,000,000 the Company shall issue an additional 25,000 shares of its common stock to Stockbrokers Associates, Inc.

Note 16 -- Prior Period Adjustment

The financial statements for the year ended June 30, 1998 have been restated to correct errors in the calculation of goodwill and minority interest. The effect of the adjustment is an increase in minority interest of $497,891 and a decrease in retained earnings of $149,331.

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FOCUS ENTERTAINMENT INTERNATIONAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

June 30, 1999 and 1998

Note 17 -- Related Party Transactions

The Company leases a building from a former minority owner before and after his remaining interest was acquired by the Company's majority stockholder. Lease payments amounted to $33,818 and $-0- for the years ended June 30, 1999 and 1998, respectively.

The spouse of one of the minority owners provided construction and renovation services to the Company amounting to $159,934 and $163,736 during the years ended June 30, 1999 and 1998, respectively. The son-in-law of the same minority owner provided electrical work amounting to $77,564 and $58,892 during the years ended June 30, 1999 and 1998, respectively.

Note 18 - Year 2000 Readiness Disclosure (Unaudited)

Many existing computer systems and applications, and other control devices, use only two digits to identify a year in the date field, without considering the impact of the upcoming changes in the century. As a result, such systems and applications could fail or create erroneous results unless corrected so that they can process data related to the year 2000. The Company relies on its systems, applications and devices in operating and monitoring all major aspects of its operations, including financial systems, customer services, infrastructure, embedded computer chips, networks, and telecommunications equipment and end products. The Company also relies, directly and indirectly, on external systems of other companies and organizations such as suppliers, creditors, financial services organizations and governmental entities for accurate exchange of data. The Company's current estimate is that the costs associated with the year 2000 issue will not have a material adverse effect on the results of operations or financial position of the Company in any given year. However, despite the Company's efforts to address the year 2000 impact on its internal systems, the Company has not fully identified such impact or whether it can resolve it without disruption of its business and without incurring significant expense. In addition, even if the internal systems of the Company are not materially affected by the year 2000 issue, the Company could be affected through disruption in the operation of the enterprises with which the Company interacts.

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SUPPLEMENTARY INFORMATION

Independent Auditors' Report on Supplementary Information

To the Board of Directors and Stockholders

Focus Entertainment International, Inc. and Subsidiaries

Atlanta, Georgia

Our report on our audit of the basic consolidated financial statements of Focus Entertainment International and Subsidiaries for the years ended June 30, 1999 appears on page 2. This audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The financial statements as of June 30, 1998 were audited by another firm of Certified Public Accountants, whose report dated October 30, 1998, expressed an unqualified opinion on those statements. The supplementary schedule of general and administrative expenses is presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cherry, Bekaert & Holland, L.L.P.

Certified Public Accountants

Atlanta, Georgia

August 20, 1999

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FOCUS ENTERTAINMENT INTERNATIONAL, INC. AND SUBSIDIARIES

Consolidated Schedules of General and Administrative Expenses

Years ended June 30, 1999 and 1998

General and Administrative Expenses	1999	1998

Advertising	$ 205,422	$ 216,185
Amortization	16,161	12,469
Auto Leases	19,659	17,874
Auto & Truck Expense	17,199	14,255
Bad Debt Expense	-	63,000
Bank Charges	24,148	20,990
Computer Expenses	80,940	92,994
Contract Services	306,718	154,203
Contributions	2,825	2,075
Depreciation	310,723	260,851
Dues & Subscriptions	1,975	365
Insurance -- General	188,762	239,461
Insurance -- Group	42,663	20,370
Legal & Professional	283,224	447,925
Office Expenses	44,842	52,970
Payroll Fees	17,489	-
Rental -- Buildings	919,005	905,497
Rental -- Equipment	14,851	10,890
Repairs & maintenance	187,445	292,480
Salaries & Wages	2,691,150	3,225,189
Consulting Fees	12,785	67,716
Special Promotions	110,022	155,238
Taxes & Licenses	83,752	58,333
Taxes -- Payroll	211,629	277,648
Tax Penalties	(2,220)	60,185
Telephone	120,956	144,426
Travel & Entertainment	154,519	198,825
Utilities	172,018	153,837
Total General & Administrative Expense	$ 6,238,662	$ 7,166,251